Follow-Up Materials



06013031

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Corp.

*CURRENT ADDRESS

PROCESSED

MAY 04 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34680 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/4/06

Consolidated annual results FY2005 (Year ended March 31, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]



Sumitomo Corporation
Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the year ended March 31, 2006.

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ decrease)	Operating income	(increase/ decrease)	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ decrease)	Net income	(increase/ decrease)
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Year ended March 31, 2006	10,336,265	4.4	176,133	56.7	247,807	63.7	160,237	88.4
Year ended March 31, 2005	9,898,598	7.6	112,385	58.4	151,349	38.8	85,073	27.7

	Net income per share (basic)	Net income per share (diluted)	Net income ratio to net worth	Net income before income tax ratio to total assets	Net income before income tax ratio to total trading transactions
	(yen)	(yen)	(%)	(%)	(%)
Year ended March 31, 2006	130.18	130.17	14.3	4.0	2.4
Year ended March 31, 2005	72.83	72.82	10.2	2.9	1.5

Notes 1) Equity in earnings of associated companies, net (FY2005) 51,374 million yen (FY2004) 37,387 million yen
2) Average shares outstanding (consolidated) (FY2005) 1,230,871,223 (FY2004) 1,168,142,925
3) Changes of accounting policies None
4) Percentage figures are changes from the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2006	6,711,894	1,303,975	19.4	1,047.88
March 31, 2005	5,533,127	934,891	16.9	776.61

Note) Shares outstanding (consolidated) (March 31, 2006) 1,244,390,643 (March 31, 2005) 1,203,811,504

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Year ended March 31, 2006	(62,752)	(141,428)	262,145	522,000
Year ended March 31, 2005	(20,831)	(55,833)	115,825	453,891

(4) Number of consolidated subsidiaries and other associated companies (equity method)

Consolidated subsidiaries 626 Associated companies 249

(5) Changes in number of consolidated subsidiaries and other associated companies (equity method)

Consolidated (added 93, reduced 73) Associated (added 50, reduced 31)

2. Targets (fiscal year ending March 31, 2007)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2007	10,400,000	170,000

[Reference] (1) Estimated net income (year ending March 31, 2007) per share (basic) 136.61 yen

(2) The company has set the dividend payout ratio at around 20%, reflecting consolidated results. Based on the target of consolidated net income of 170 million yen, the annual dividend will be 27 yen per share (the interim dividend will be 13 yen and the year-end ordinary dividend will be 14 yen).

Caution Concerning Forward-looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

The Group's business operations

(1) Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

(2) Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

Operating segment	Products and business activities / Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S) ／ SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ／ KIRIU Corporation (S) ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ Sumitomo Shoji Machinex Co., Ltd. (S)
	Perennial Power Holdings Inc. (S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV operation, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumitronics Corporation (S) ／ Nissho Electronics Corporation (A) ◎
	Jupiter Telecommunications Co., Ltd. ○ ／ Jupiter TV Co., Ltd. (A) ／ MS Communications Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to plastics, organic chemicals, new materials, electronics materials, inorganic chemicals, alkalis, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.
	Sumitomo Shoji Chemicals Co., Ltd. (S) ／ Summit Agro Europe Ltd. (S) ／ The Hartz Mountain Corporation (S) ／ Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.
	Nusa Tenggara Mining Corporation (S) ／ Petro Summit Investment Corporation (S) ／ Sumisho LPG Holdings Co., Ltd. (S)
	Sumisho Coal Australia Pty. Ltd. (S) ／ SC Minerals America, Inc. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) ○ ／ Summit, Inc. (S) ／ Montrive Corporation (S)
	Sumisho Drugstores Inc. (S) ／ Mammy Mart Corporation (A) ○
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	SEVEN INDUSTRIES Co., Ltd. (S) ◎ ／ Sumisho Paper Co., Ltd. (S) ／ IG Kogyo Co., Ltd (S)
	S.C. Cement Co., Ltd. (S) ／ TBC Corporation (S) ／ Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumisho Global Logistics Co., Ltd. (S) ／ Sumisho Capital Management Co. (S)
	Thang Long Industrial Park Corporation (S) ／ P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S)
	Sumisho Montblanc Co., Ltd. (S) ／ Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 8 subsidiaries in China (S) ／ Sumitomo Australia Limited. (S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies. Jupiter Telecommunications is a subsidiary of our associated company, LGI/Sumisho Super Media, LLC.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).
3. On August 1, 2005, Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. merged. Sumisho Computer Systems Corporation is the ongoing concern and Sumisho Electronics Co., Ltd. dissolved.
4. On August 2, 2005, Sumisho Auto Leasing Corporation became our wholly owned subsidiary by exchange of shares.
5. On October 1, 2005, Sumitomo Shoji Plastics Co., Ltd., Sumitomo Shoji Chemicals Co., Ltd., and Sumisho Chemicals & Plastics Nagoya Co., Ltd. merged. Sumitomo Shoji Plastics Co., Ltd. is the ongoing concern and Sumitomo Shoji Chemicals Co., Ltd. and Sumisho Chemicals & Plastics Nagoya Co., Ltd. dissolved. Sumitomo Shoji Plastics Co., Ltd. changed its name to Sumitomo Shoji Chemicals Co., Ltd.
6. On January 1st, 2006, Jupiter Programing Co., Ltd. changed its name to Jupiter TV Co., Ltd.
7. On April 1st, 2006, Sumisho Logistics Co., Ltd., Sumitrans (Japan) Corporation, and All Trans Co., Ltd. merged and became Sumisho Global Logistics Co., Ltd.

Sumitomo Corporation and Subsidiaries

Management policy

1. Medium-term management strategies and business activity etc. during the period.

•New medium-term management plan: AG Plan

In April 2005, we launched our new two-year medium-term management plan, the "AG Plan."[1] Under this plan, we set quantitative targets of (a) a consolidated risk-adjusted return[2] ratio of 7.5% or over in each year and (b) a consolidated net income of ¥230 billion over the two years of the plan; ¥110 billion in fiscal year 2005 (April 2005 to March 2006) and ¥120 billion in fiscal year 2006 (April 2006 to March 2007). In the period under review, corresponding to the first year of the plan, we achieved the targeted results, recording a consolidated net income of ¥160.2 billion. Our projected consolidated net income in fiscal year 2006 is ¥170 billion.

In addition to pursuing these quantitative targets, in order to build a foundation for sustained growth, we have adopted a set of basic policies to implement on a globally consolidated basis under the AG Plan, namely, "expansion of our earnings base through dynamic growth strategies," "implementation of human resource strategies matching our growth strategies," and "pursuit of soundness and efficiency."

•Moving to implement the AG Plan

(1) Expansion of our earnings base through dynamic growth strategies

During the period under review, we acquired a major marketer of tires in the United States, bought businesses in the information industry, acquired additional rights and interests in resource and energy businesses, and participated in water and power producer projects. We also entered into a partnership with the University of

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[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the Reform Package. "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period" by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

Tokyo in the fields of IT, energy and environment and with Kyoto University in the fields of pharmaceuticals and medical care, aiming to tap the synergy of business-academic collaboration.

As for our strategic regions, we participated in telecommunications related businesses in Russia and in a uranium mine development project in Kazakhstan. In India we moved ahead with implementation of the first Japan-India emissions-rights business. Domestically, we turned our Kyushu-Okinawa Regional Business Unit into an incorporated subsidiary, thereby establishing an organizational structure capable of developing our business more timely, flexibly, and in closer contact with the region.

The following are examples of the diverse activities undertaken by our business units.

(i) Metal Products Business Unit

Domestically, we acquired Tanimoto Steel Manufacturing Co., Ltd., the company that owns one of the largest steel service centers in the country, and Sofuku Koki Co., Ltd., a manufacturer of steel sheet construction materials, so as to strengthen the base of our steel business. We also reached agreement with Kobe Steel, Ltd. on the joint establishment of a new steel service center and on an investment by us in their steel plate cutting business. Overseas, we undertook new steel service center businesses worldwide in Dubai (United Arab Emirates), Da-nang (Vietnam) and Dalian (China). In Qatar, we also received a major order for large-diameter welded steel pipes for underwater gas pipelines in one of the world's largest liquefied natural gas (LNG) plants.

(ii) Transportation & Construction Systems Business Unit

In our domestic automobile-related businesses, we improved the operational efficiency of Sumisho Auto Leasing Corporation by the conversion into a wholly owned subsidiary and worked to further expand its business base. In the area of our overseas railways and transportation, Sumitomo Corporation of America received an order from Virginia Railway Express for bi-level passenger cars, reflecting the reassessment of railways as a means of transportation that mitigates the burden on the environment and accomplishes a large capacity at the same time. In the shipping field, working in tandem with the Mineral Resources & Energy Business Unit, we entered into a long-term time charter agreement for a newly built LNG carrier with a Luxembourg LNG trading company through a joint venture that we established with Mitsui O.S.K. Lines, Ltd. and LNG Japan Corporation. In the field of construction equipment, while continuing to focus primarily on our core sales business, we moved to diversify our earnings base with undertakings in related fields, such as the rental business in Canada.

(iii) Machinery & Electric Business Unit

In the water and power producer business overseas, we actively participated in a number of large scale projects. We won the Al Hidd Independent Water and Power Producer Project in Bahrain. In addition, we acquired the business of the Birecik hydropower plant in Turkey and stakes in the proprietary firm and operation management firm of the CBK hydropower plant in the Philippines. In Russia, which is one of our strategic regions, we moved ahead with multifaceted development of our businesses in the telecommunications field, participating in the businesses of a mobile phone operator, of a wireless broadband service, and of a provider of contents for mobile phone users. Domestically, we expanded our energy service business, including the commencement of supplying electricity and heat to Hiroshima Elpida Memory, Inc. and the launching of construction of a wind power plant in Kashima, Ibaraki Prefecture.

(iv) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator, continued to mark successful business results by expanding its subscriber base steadily. Jupiter TV Co., Ltd., Japan's largest multichannel television programming and contents provider, also maintained good business results, supported by the strong performance of its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator. In the cinema complex business, United Cinemas Co., Ltd. moved actively to increase the number of screens it operates, including an acquisition. MS Communications Co., Ltd. became one of the largest companies in the field of mobile phone sales through an acquisition. We also enhanced our integrated corporate strength in the field of IT solutions by the merger between Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. In the electronics field, we strengthened our base for electronic manufacturing services in Asia, focusing mainly on China. We also continued to record strong sales of advanced-technology materials, such as silicon wafers.

(v) Chemical Business Unit

Hartz Mountain Corporation, the United States' leading company in manufacturing and sales of pet supplies, worked at developing new products and new suppliers and at preparing to enter the Japanese market. In the field of basic chemicals, we enjoyed good results in trading of basic petrochemical materials against a backdrop of expanding global demand, and aimed to extend our global network, including an acquisition of a petrochemical products trader. Cantex Inc., our subsidiary for manufacturing and sales of polyvinyl chloride pipes in the United States, recorded good results as well. We actively promoted investments in the field of pharmaceuticals. We invested in Medisa Shinyaku Inc., a subsidiary of Sawai Pharmaceutical Co., Ltd., thereby securing a place in the business of developing anticancer generic drugs,[3] which are expected to see increased demand. Aiming mainly at expanding our business in China, we have also made an equity participation in Henan Topfond Pharmaceutical Co., Ltd., a Chinese manufacturer and seller of pharmaceuticals.

(vi) Mineral Resources & Energy Business Unit

We continued to actively invest in upstream mineral resource interests, which we identified as a priority area. Specifically, together with Sumitomo Metal Mining Co., Ltd. we made an equity investment in a copper mining project in Chile, developed by Phelps Dodge Corporation, the world's largest private sector copper producer, and together with The Kansai Electric Power Co., Ltd., we participated in a new uranium mine development project being undertaken by Kazakhstan's national atomic power company. In the area of oil and gas development, we entered into a partnership with Osaka Gas Co., Ltd. and, as a first joint project, invested in an oil field development in the Norwegian waters of the North Sea.

(vii) Consumer Goods & Service Business Unit

We continued to record good results at Summit, Inc., operator of a chain of food supermarkets, and at Sumisho Drugstores, Inc., which operates chains of drugstores including the Tomod's chain which has prescription departments. In the food business, we worked to strengthen our system of integrated producer-to-consumer supply of Philippine made bananas, including the expansion of production areas and investment in loading port facilities for them. In the fashion brand business, we have won strong support from customers for the "FEILER" brand of luxury chenille fabrics from Germany, which are being marketed in Japan by our subsidiary Montrive Corporation. Meanwhile, we sold our shares in Coach Japan, Inc., as part of our active replacement of existing assets. In the textile business, Sumisho Airbag Systems Co., Ltd. began commercial production of side-curtain airbag cushions, for which demand is expected to grow.

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[3] "Generic drugs" are drugs developed identical in content as original drugs after the patents to such original drugs have expired. They can be sold at lower prices than original drugs because they do not require costly research and development.

(viii) Materials & Real Estate Business Unit

In the United States, we acquired TBC Corporation, one of the leading marketers of tires in the United States, thereby extending our tire sales operations to the retail area in addition to our existing wholesale business. In the field of real estate, a group headed by our company submitted the winning plan in the competition for a project to redevelop the area in front of the Senri Chuo train station in Osaka. We are moving ahead with this project for the comprehensive development of residences, commercial facilities, and medical and welfare facilities. Also, we recorded good sales of units in "The Tokyo Towers," a high-rise condominium development that is under construction in the Kachidoki area of Chuo-ku, Tokyo, highly remarked for its location and facilities.

(ix) Financial & Logistics Business Unit

In the area of finance, making use of our know-how on product, market and management, we made direct investments in domestic businesses such as a company selling second-hand golf clubs and a provider of contents for mobile phone users. We also invested in a company in the field of video advertising related services in China. We also achieved good results in the commodities business by staying on top of fast-moving markets. In addition, we set up a round-the-clock trading formation for the international commodities market with the establishment of a new subsidiary in London. In the logistics field, we started work on new logistics centers in Narashino, Chiba and Shanghai to deal with the expected future expansion of logistic demand for handling consumer products and other goods in Japan and in China. Also, we completed the sales of the lots in the second development phase at our Thang Long Industrial Park in Vietnam, and we started construction work on expansion of the third development phase of the facility.

(2) Implementation of human resource strategies matching our growth strategies

We established Human Resources Management Committees in each business unit to plan and implement medium-to-long-term personnel management plans. We also reviewed our personnel systems and practices, working to create an environment that will allow all employees, from the recently hired to senior veterans, to work with enthusiasm and to fully bring out their abilities. In addition, we focused efforts on securing human resources, expanding both our recruitment of new graduates and our mid-career hiring, and training and actively promoting local personnel overseas.

(3) Pursuit of soundness and efficiency

We undertook a variety of efforts throughout the Sumitomo Corporation Group aimed at strengthening and improving our corporate governance.

First, we implemented the Internal Control Project on a globally consolidated basis in line with the "COSO Internal Control Integrated Framework,"[4] which has become the international standard. The object is to establish an organizational formation for the checking of operational processes from the perspectives of (a) ensuring the effectiveness and efficiency of operations and (b) ensuring the reliability of financial reporting and (c) complying with applicable laws and regulations, in order to achieve continued upgrading of operational quality.

Also, in addition to the ongoing vigorous implementation of our existing systems of our education and training related to legal compliance, we undertook actions to achieve even more thorough legal compliance, such as the establishment of Compliance Committees and the adoption of the "Speak Up" System[5] at Sumitomo Corporation Group member companies.

•Initiatives for environmental conservation

In order to contribute to environmental conservation through our business activities, we have been actively undertaking various environmental businesses. During the period under review, we moved ahead with projects to counter global warming through effective use of biomass[6] in Japan, Chile, and Indonesia. Also, our business in Russia to capture and decompose hydrofluorocarbons became the first private-sector undertaking to be authorized by the Japanese government as a JI[7] project.

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[4] The "COSO Internal Control Integrated Framework" is an integrated framework for internal controls that was prepared by the Committee of Sponsoring Organizations of the Treadway Commission in the United States in response to its corporate accounting scandals, etc.

[5] The "Speak Up" System is a system that allows employees to report information directly to the Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it via the routine chain of command.

[6] "Biomass" refers to resources originating from living organisms such as forest residues and biogas (gas obtained by fermenting organic matter).

[7] "JI" stands for "joint implementation" and is a mechanism by which developed nations implement a project for reducing green house-gasses, and which the parties involved can acquire and trade credits for emission reductions resulting from such project.

•Contributions to society

In addition to our fundamental stance of contributing to society through sound business activities, we continued our support for overseas scholarship programs, including scholarships to support students in Asian countries, and assistance for the Junior Philharmonic Orchestra in Japan. Also, we screened the film *Hakase no Aishita Sushiki* (The Professor and His Beloved Equation), in which we invested, with Japanese subtitles for the enjoyment of viewers with difficulty in hearing. In addition, the Sumitomo Corporation Group as a whole extended assistance to regions affected by major natural disasters in the southern United States, Pakistan and the Philippines.

2. Management Challenges

Under the AG Plan, aiming for sustained growth, we will push toward a dramatic expansion of our earnings base by actively moving to replace existing assets, further strengthening our core businesses, and extending our activities from these core areas into their related fields, at the same time as we secure a level of earning power sufficient to cover our shareholders' capital cost. We will also actively work to find future additions to our earnings base through the development of new fields and of businesses in our strategic regions. Meanwhile, in order to implement these growth strategies, we will move to secure, train, and utilize human resources under the substantially revised personnel system that we implemented in April this year. In addition, we will strive for the advancement of risk management and the achievement of thorough legal compliance and will further strengthen our system of internal controls, so as to promote operational soundness and efficiency throughout the Sumitomo Corporation Group.

Through these measures, as a "global organization that contributes broadly to society," we will conduct business activities in harmony with the society and the environment, and achieve prosperity and realize dreams for all of our stakeholders, so as to further raise our corporate value.

3. Change in the number of shares in one voting unit

To expand the investors base and to further improve the liquidity of the company's shares, we resolved to change the number of shares in one voting unit from 1,000 shares to 100 shares. This change will be effective from September 1, 2006.

4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

The annual dividend for fiscal year 2005 will be 25 yen per share (the interim dividend: 11 yen and the year-end ordinary dividend: 14 yen), which was 11 yen per share in the previous year.

Based on our new target of consolidated net income of 170 billion yen, the annual dividend is planned to be 27 yen per share (the interim dividend will be 13 yen and the year-end ordinary dividend will be 14 yen).

Management results

1. Operating results for the fiscal year ended March 31, 2006

The consolidated total trading transactions for fiscal year ended March 31, 2006 amounted to 10,336.3 billion yen representing 4.4% growth from the previous year.

Gross profit increased by 143.5 billion yen to 706.6 billion yen. The increase was mainly contributed from metal businesses (Metal Products), automobile lease and finance business in Asia (Transportation & Construction Systems), coal business in Australia (Mineral Resources & Energy), and Sumitomo Corporation of America (Overseas Subsidiaries and Branches). Newly consolidated subsidiaries such as TBC Corporation, an automotive replacement tire marketer in the U.S., also contributed to the result.

Selling, general and administrative expenses increased by 78.0 billion yen from the previous year, due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

Gain on sale of marketable securities and other investments was 44.0 billion yen including the sale of our stake in Coach Japan, Inc.

Equity in earnings of associated companies increased by 14.0 billion yen to 51.4 billion yen. Jupiter Telecommunications, Jupiter TV (former Jupiter Programming), and IPP* business in Asia contributed to the increase.
*IPP: Independent Power Producer

As a result, net income for the fiscal year ended March 31, 2006 totaled 160.2 billion yen, an increase of 75.2 billion yen or representing 88.4% growth from the previous year.

Note) Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

2. Targets for the full fiscal year

The targets for the fiscal year ending March 31, 2007 are as follows:

Total trading transactions	10,400 billion yen
Net income	170 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial Position

As of March 31, 2006, total assets increased by 1,178.8 billion yen to 6,711.9 billion yen from March 31, 2005, as a result of expanding business activities and increasing investments.

Shareholders' equity amounted to 1,304.0 billion yen, improved by 369.1 billion yen, due to the increases in net income, unrealized holding gains on securities available-for-sale, and improvement in foreign currency translation adjustments due to the depreciation of yen, and. As a result, shareholders' equity ratio improved by 2.5 points to 19.4%.

In fiscal year ended March 31, 2006, net cash used in operating activities was 62.8 billion yen due to the expansion of business activities, while generating cash by strong business performances. Net cash used in investing activities was 141.4 billion yen, mainly due to strategic investments to expand business base. Accordingly, free cash flow was negative 204.2 billion yen. Net cash provided by financing activities was 262.1 billion yen resulting from the increase in interest-bearing liabilities.

As a result, cash and cash equivalents as of March 31, 2006 increased by 68.1 billion yen to 522.0 billion yen form March 31, 2005.

4. Risks of investments, etc.

Since we conduct business over a wide range of industrial fields domestically and internationally, our financial results and condition are reported with certain assumptions on future events including economic trends, the condition of financial markets and commodity markets, etc. which are beyond our control.

There is a possibility that performance of our investments, credit risks of our counter parties, the funding status of our pension plan etc. may fluctuate our financial performance, condition and cash flow.

The fact that some of our investments may be concentrated in specific markets, objectives, and regions, and that we are a party to legal actions and other disputes are also considered as risks.

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Consolidated Statements of Income

For the years ended March 31, 2006 and 2005

	Millions of yen		Millions of U.S. Dollars
	March 31, 2006	March 31, 2005	March 31, 2005
Revenues:			
Sales of tangible products	¥ 2,079,576	¥ 1,586,057	$ 17,624
Sales of services and others	501,835	463,242	4,252
Total revenues	2,581,411	2,049,299	21,876
Cost:			
Cost of tangible products sold	(1,737,706)	(1,361,767)	(14,726)
Cost of services and others	(137,058)	(124,402)	(1,161)
Total cost	(1,874,764)	(1,486,169)	(15,887)
Gross profit	706,647	563,130	5,989
Other income (expenses) :			
Selling, general and administrative expenses	(515,807)	(437,849)	(4,371)
Settlements on copper trading litigation	(109)	2,815	(1)
Provision for doubtful receivables	(14,707)	(12,896)	(125)
Impairment losses on long-lived assets	(12,423)	(29,548)	(105)
Gain (loss) on sale of property and equipment, net	(362)	11,468	(3)
Interest income	18,998	14,562	161
Interest expense	(38,951)	(23,207)	(330)
Dividends	10,423	6,386	88
Other than temporary impairment losses on securities	(3,723)	(8,927)	(32)
Gain on sale of marketable securities and other investments, net	43,966	16,339	373
Gain on issuances of stock by subsidiaries and associated companies	1,534	12,603	13
Equity in earnings of associated companies, net	51,374	37,387	435
Other, net	947	(914)	8
Total other income (expenses)	(458,840)	(411,781)	(3,889)
Income before income taxes and minority interests in earnings of subsidiaries	247,807	151,349	2,100
Income taxes	(80,737)	(57,849)	(684)
Income before minority interests in earnings of subsidiaries	167,070	93,500	1,416
Minority interests in earnings of subsidiaries, net	(6,833)	(8,427)	(58)
Net income	¥ 160,237	¥ 85,073	$ 1,358
Total trading transactions	¥ 10,336,265	¥ 9,898,598	$ 87,595

Amounts per share of common stock:	Yen		U.S. Dollars
Net income			
Basic	¥ 130.18	¥ 72.83	$ 1.10
Diluted	130.17	72.82	1.10

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2006	March 31, 2005	March 31, 2006
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 522,000	¥ 453,891	$ 4,424
Time deposits	8,331	10,246	71
Marketable securities	22,087	23,154	187
Receivables-trade			
Notes and loans	265,022	307,133	2,246
Accounts	1,646,126	1,355,706	13,950
Associated companies	98,278	84,884	833
Allowance for doubtful receivables	(15,335)	(11,005)	(130)
Inventories	705,257	503,767	5,977
Deferred income taxes	31,998	39,161	271
Advance payments to suppliers	50,165	56,878	425
Other current assets	310,411	271,218	2,630
Total current assets	3,644,340	3,095,033	30,884
Investments and long-term receivables:			
Investments in and advances to associated companies	469,482	394,618	3,978
Other investments	783,015	502,658	6,636
Long-term receivables	662,075	620,835	5,611
Allowance for doubtful receivables	(40,703)	(45,672)	(345)
Total investments and long-term receivables	1,873,869	1,472,439	15,880
Property and equipment, at cost less accumulated depreciation	819,503	720,392	6,945
Prepaid expenses, non-current	94,710	94,838	803
Deferred income taxes, non-current	13,511	10,149	114
Other assets	265,961	140,276	2,254
Total	¥ 6,711,894	¥ 5,533,127	$ 56,880

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2006	March 31, 2005	March 31, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 539,567	¥ 412,217	$ 4,573
Current maturities of long-term debt	428,545	438,534	3,632
Payables-trade			
Notes and acceptances	93,278	101,735	790
Accounts	1,070,921	878,952	9,076
Associated companies	29,713	18,266	252
Income taxes	33,060	20,226	280
Accrued expenses	92,975	60,539	788
Advances from customers	90,483	85,392	767
Other current liabilities	243,972	182,197	2,067
Total current liabilities	2,622,514	2,198,058	22,225
Long-term debt, less current maturities	2,447,170	2,213,651	20,739
Accrued pension and retirement benefits	13,180	11,782	111
Deferred income taxes, non-current	230,364	85,708	1,952
Minority interests	94,691	89,037	802
Shareholders' equity:			
Common stock	219,279	219,279	1,858
Additional paid-in capital	279,470	238,859	2,368
Retained earnings			
Appropriated for legal reserve	17,696	17,686	150
Unappropriated	579,217	442,630	4,909
	596,913	460,316	5,059
Accumulated other comprehensive income (Loss)	213,767	17,083	1,812
Treasury stock, at cost	(5,454)	(646)	(46)
Total shareholders' equity	1,303,975	934,891	11,051
Total	¥ 6,711,894	¥ 5,533,127	$ 56,880

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the years ended March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars
	March 31, 2006	March 31, 2005	March 31, 2006
Common stock:			
Balance, beginning of period	¥ 219,279	¥ 169,439	$ 1,858
Increase by issuance of new shares of common stock	–	49,840	–
Balance, end of period	¥ 219,279	¥ 219,279	$ 1,858
Additional paid-in capital:			
Balance, beginning of period	¥ 238,859	¥ 189,621	$ 2,024
Increase due to stock exchange	39,896	–	338
Increase by issuance of new shares of common stock	–	49,199	–
Other	715	39	6
Balance, end of period	¥ 279,470	¥ 238,859	$ 2,368
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	¥ 17,686	¥ 17,686	$ 150
Reclassification due to merger under common control	10	–	0
Balance, end of period	¥ 17,696	¥ 17,686	$ 150
Unappropriated retained earnings:			
Balance, beginning of period	¥ 442,630	¥ 365,894	$ 3,752
Net income	160,237	85,073	1,358
Cash dividends paid	(22,140)	(9,070)	(188)
Reclassification due to merger under common control	(10)	–	(0)
Effect of the change in the reporting period of affiliates	(1,500)	733	(13)
Balance, end of period	¥ 579,217	¥ 442,630	$ 4,909
Accumulated other comprehensive income (loss):			
Balance, beginning of period	¥ 17,083	¥ (11,237)	$ 145
Other comprehensive income, net of tax	190,138	28,274	1,611
Effect of the change in the reporting period of affiliates	6,546	46	56
Balance, end of period	¥ 213,767	¥ 17,083	$ 1,812
Treasury stock:			
Balance, beginning of period	¥ (646)	¥ (555)	$ (5)
Increase due to stock exchange	(4,625)	–	(39)
Other	(183)	(91)	(2)
Balance, end of period	¥ (5,454)	¥ (646)	$ (46)
Disclosure of comprehensive income (loss):			
Net income for the period	¥ 160,237	¥ 85,073	$ 1,358
Net unrealized holding gains on securities available-for-sale	¥ 152,393	¥ 28,543	$ 1,291
Foreign currency translation adjustments	45,974	755	390
Net unrealized (losses) gains on derivatives	(8,229)	(1,024)	(70)
Other comprehensive income, net of tax	¥ 190,138	¥ 28,274	$ 1,611
Comprehensive income for the period	¥ 350,375	¥ 113,347	$ 2,969

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the years ended March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Operating activities:			
Net income	¥ 160,237	¥ 85,073	$ 1,358
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	94,239	77,967	799
Provision for doubtful receivables	14,707	12,896	125
Impairment losses on long-lived assets	12,423	29,548	105
Gain (Loss) on sale of property and equipment, net	362	(11,468)	3
Other than temporary impairment losses on securities	3,723	8,927	32
Gain on sale of marketable securities and other investments, net	(43,966)	(16,339)	(373)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	(12,603)	(13)
Equity in earnings of associated companies, less dividend received	(32,114)	(33,238)	(272)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(267,595)	(245,975)	(2,268)
Increase in inventories	(96,570)	(90,807)	(818)
Increase in payables	146,392	139,720	1,240
Other, net	(53,056)	35,468	(450)
Net cash used in operating activities	(62,752)	(20,831)	(532)
Investing activities:			
Changes in:			
Property and equipment	(25,005)	(61,294)	(212)
Marketable securities and investments	(162,275)	(71,605)	(1,375)
Loans	44,582	84,414	378
Time deposits	1,270	(7,348)	10
Net cash used in investing activities	(141,428)	(55,833)	(1,199)
Financing activities:			
Changes in:			
Short-term debt	115,389	(56,911)	978
Long-term debt	177,226	74,169	1,502
Proceeds from issuance of new shares of common stock, net of stock issue expenses	—	98,625	—
Cash dividends paid	(22,140)	(9,070)	(188)
Other, net	(8,330)	9,012	(70)
Net cash provided by financing activities	262,145	115,825	2,222
Effect of exchange rate changes on cash and cash equivalents	8,284	(844)	70
Effect of the change in the reporting period of affiliates	1,860	—	16
Net increase in cash and cash equivalents	68,109	38,317	577
Cash and cash equivalents, beginning of period	453,891	415,574	3,847
Cash and cash equivalents, end of period	¥ 522,000	¥ 453,891	$ 4,424

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2. Consolidation and investments in subsidiaries and associated companies

(1) Number of majority-owned subsidiaries: 626
  Number of domestic subsidiaries: 185
  Number of foreign subsidiaries: 441
    See P.2 for more details of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 249
  Number of domestic associated companies: 76
  Number of foreign associated companies: 173
    See P.2 for more details of these associated companies.

3. Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

Any security classified as either available-for-sale or held-to-maturity is reduced to fair value by a charge to earnings for other than temporary decline in fair value.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge and the type of hedging activities.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Segment Information (Condensed)

For the years ended March 31, 2006 and 2005

Operating segments:

2006:

Segment	Gross profit (Millions of Yen)	Net income (Millions of Yen)	Segment assets, As of March 31 (Millions of Yen)	Total trading transactions (Millions of Yen)
Metal Products	¥ 65,396	¥ 18,888	¥ 662,844	¥ 1,466,038
Transportation & Construction Systems	127,544	19,800	1,037,044	1,682,400
Machinery & Electric	29,329	8,038	475,384	1,165,440
Media, Electronics & Network	47,245	14,891	441,711	456,954
Chemical	35,483	5,409	243,216	612,551
Mineral Resources & Energy	48,672	22,915	618,169	1,657,622
Consumer Goods & Service	98,550	14,878	367,984	776,339
Materials & Real Estate	56,230	12,416	587,683	453,084
Financial & Logistics	24,950	6,178	470,771	162,040
Domestic Regional Business Units and Offices	41,089	5,343	424,773	1,157,840
Overseas Subsidiaries and Branches	141,632	28,182	1,054,635	1,801,619
Segment Total	716,120	156,938	6,384,214	11,391,927
Corporate and Eliminations	(9,473)	3,299	327,680	(1,055,662)
Consolidated	¥ 706,647	¥ 160,237	¥ 6,711,894	¥ 10,336,265

2005:

Segment	Gross profit (Millions of Yen)	Net income (Millions of Yen)	Segment assets, As of March 31 (Millions of Yen)	Total trading transactions (Millions of Yen)
Metal Products	¥ 49,904	¥ 13,294	¥ 472,640	¥ 1,096,556
Transportation & Construction Systems	113,263	13,500	871,470	1,571,179
Machinery & Electric	32,176	3,836	457,367	1,462,786
Media, Electronics & Network	44,089	24,846	374,977	448,783
Chemical	28,498	4,669	217,234	525,677
Mineral Resources & Energy	35,155	14,881	497,078	1,732,578
Consumer Goods & Service	98,922	4,601	325,102	776,920
Materials & Real Estate	38,672	(8,441)	606,132	385,440
Financial & Logistics	17,043	2,768	232,792	134,205
Domestic Regional Business Units and Offices	41,222	4,701	396,207	1,070,653
Overseas Subsidiaries and Branches	78,133	22,435	625,377	1,318,628
Segment Total	577,077	101,090	5,076,376	10,523,405
Corporate and Eliminations	(13,947)	(16,017)	456,751	(624,807)
Consolidated	¥ 563,130	¥ 85,073	¥ 5,533,127	¥ 9,898,598

2006:

Segment	Gross profit (Millions of U.S.Dollars)	Net income (Millions of U.S.Dollars)	Segment assets, As of March 31 (Millions of U.S.Dollars)	Total trading transactions (Millions of U.S.Dollars)
Metal Products	$ 554	$ 160	$ 5,617	$ 12,424
Transportation & Construction Systems	1,081	168	8,789	14,258
Machinery & Electric	249	68	4,029	9,877
Media, Electronics & Network	400	126	3,743	3,872
Chemical	301	46	2,061	5,191
Mineral Resources & Energy	413	194	5,239	14,048
Consumer Goods & Service	835	126	3,118	6,579
Materials & Real Estate	477	105	4,980	3,840
Financial & Logistics	211	53	3,990	1,373
Domestic Regional Business Units and Offices	348	45	3,600	9,812
Overseas Subsidiaries and Branches	1,200	239	8,938	15,268
Segment Total	6,069	1,330	54,104	96,542
Corporate and Eliminations	(80)	28	2,776	(8,947)
Consolidated	$ 5,989	$ 1,358	$ 56,880	$ 87,595

Note:

1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of March 31,2006 and March 31,2005

As of March 31, 2006:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 19,248	¥ -	¥ -	¥ 19,248
Available-for-sale:				
Equity securities	170,959	446,257	(169)	617,047
Debt securities	21,370	160	-	21,530
Held-to-maturity	21,150	4	(33)	21,121
	¥ 232,727	¥ 446,421	¥ (202)	¥ 678,946

As of March 31, 2005:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 5,183	¥ -	¥ -	¥ 5,183
Available-for-sale:				
Equity securities	151,294	187,827	(1,736)	337,385
Debt securities	16,949	32	-	16,981
Held-to-maturity	10,221	54	-	10,275
	¥ 183,647	¥ 187,913	¥ (1,736)	¥ 369,824

As of March 31, 2006:	Millions of U.S. Dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	$ 163	$ -	$ -	$ 163
Available-for-sale:				
Equity securities	1,449	3,782	(2)	5,229
Debt securities	181	2	-	183
Held-to-maturity	179	0	(0)	179
	$ 1,972	$ 3,784	$ (2)	$ 5,754

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Highlights of consolidated annual results FY2005 (Year ended March 31, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

1. Consolidated Income

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	**7,066**	5,631	1,435	25%
Other income (expenses) :				
Selling, general and administrative expenses	**(5,158)**	(4,378)	(780)	(18%)
Settlements on copper trading litigation	**(1)**	28	(29)	-
Provision for doubtful receivables	**(147)**	(129)	(18)	(14%)
Gain (losses) on property and equipment, net	**(128)**	(181)	53	29%
Interest expense, net of interest income	**(200)**	(86)	(113)	(131%)
Dividends	**104**	64	40	63%
Gain on marketable securities and investments, net	**402**	74	328	443%
Gain on issuances of stock by subsidiaries and associated companies	**15**	126	(111)	(88%)
Equity in earnings of associated companies, net	**514**	374	140	37%
Other, net	**9**	(9)	19	-
Total other income (expenses)	**(4,588)**	(4,118)	(471)	(11%)
Income before income taxes and minority interests in earnings of subsidiaries	**2,478**	1,513	965	64%
Income taxes	**(807)**	(578)	(229)	(40%)
Income before minority interests in earnings of subsidiaries	**1,671**	935	736	79%
Minority interests in earnings of subsidiaries, net	**(68)**	(84)	16	19%
Net income	**1,602**	851	752	88%
Total trading transactions	**103,363**	98,986	4,377	4%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Operating income	**1,761**	1,124	637	57%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Basic profit (Calculation for reference)*	**1,583**	1,100	484	44%

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

<Businesses which contributed to the increase>
- Metal businesses
- Automobile lease and finance businesses in Asia
- Ships business
- Coal business in Australia
- Oil business in the North Sea
- Sumitomo Corporation of America
- Newly consolidated subsidiaries such as TBC Corporation

Selling, general and administrative expenses

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Provision for doubtful receivables

- Provision related to withdrawal from overseas businesses
- Additional provision related to receivables from a telecommunications project in South America

Interest expense, net of interest income

	Year ended March 31, 2006	Year ended March 31, 2005	increase/ (decrease)
Interest income	190	146	44
Interest expense	(390)	(232)	(157)
Total	(200)	(86)	(113)

- Rise in interest rates of the U.S. dollar
- Effect of newly consolidated subsidiaries

Dividends
- Increase from domestic companies

Gain on marketable securities and investments, net
- Value realizations such as Coach Japan: +235

Equity in earnings of associated companies, net

<Businesses which contributed to the increase>
- Jupiter Telecommunications (J:COM)
- Jupiter TV (former Jupiter Programming)
- V&M Star (steel pipe business in the U.S.)
- IPP businesses in Asia

Reference		Year ended March 31, 2006	Year ended March 31, 2005
Foreign exchange (Yen/US$, ave)	(Jan.-Dec.)	110.95	108.07
	(Apr.-Mar.)	113.93	107.60
Interest(%) (US$ LIBOR6M, ave)	(Jan.-Dec.)	3.8%	1.8%
	(Apr.-Mar.)	4.2%	2.3%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Dec.)	55	38

2. Segment Information

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Gross profit			Net income			Summary (Net income)
	Year ended March 31, 2006	Year ended March 31, 2005	increase/ (decrease)	**Year ended March 31, 2006**	Year ended March 31, 2005	increase/ (decrease)	
Metal Products	**654**	499	155	**189**	133	56	- Strong performances in steel pipes, steel plates, and non- ferrous metal businesses
Transportation & Construction Systems	**1,275**	1,133	143	**198**	135	63	- Strong performances in automobile lease and finance business in Asia and ships business
Machinery & Electric	**293**	322	(28)	**80**	38	42	- IPP businesses in Asia and Middle East - Acquired additional shares in IPP business in the U.S.
Media, Electronics & Network	**472**	441	32	**149**	248	(100)	- Strong performances in J:COM and Jupiter TV - Gain from listing J:COM in the previous year
Chemical	**355**	285	70	**54**	47	7	- Strong performance in Cantex (PVC pipe business in the U.S.)
Mineral Resources & Energy	**487**	352	135	**229**	149	80	- Strong performances in coal business in Australia and oil business in North Sea
Consumer Goods & Service	**986**	989	(4)	**149**	46	103	- Value realization of Coach Japan - Strong performance in Summit supermarket
Materials & Real Estate	**562**	387	176	**124**	(84)	209	- Strong performance in condominium sales - Impairment loss on property for rent in Yokohama area in the previous year
Financial & Logistics	**250**	170	79	**62**	28	34	- Recovery in commodity business - Strong performance in sales of overseas industrial park
Domestic Regional Business Units and Offices	**411**	412	(1)	**53**	47	6	- Strong performance in automobile related businesses
Overseas Subsidiaries and Branches	**1,416**	781	635	**282**	224	57	- Strong performance in metal businesses
Segment Total	**7,161**	5,771	1,390	**1,569**	1,011	558	
Corporate and Eliminations	**(95)**	(139)	45	**33**	(160)	193	
Consolidated	**7,066**	5,631	1,435	**1,602**	851	752	

3. Financial Position

	As of March 31, 2006	As of March 31, 2005	increase/ (decrease)
Total assets	67,119	55,331	11,788
Total shareholders' equity	13,040	9,349	3,691
Shareholders' equity ratio	19.4%	16.9%	2.5pt
Interest - bearing liabilities, net	26,222	23,760	2,462
Debt - equity ratio, net (times)	2.0	2.5	(0.5pt)

Summary

Total assets
- Increased due to the rise in stock prices and depreciation of yen
- Increased due to the investments such as acquiring TBC Corporation
- Increase in operating assets resulting from expansion of earnings base

Total shareholders' equity
- Increases in net income
- Improvement in foreign currency translation adjustments due to the depreciation of yen
- Increase in unrealized holding gains on securities available-for-sale

4. Cash Flows

	Year ended March 31, 2006	Year ended March 31, 2005
Net cash used in operating activities	(628)	(208)
Net cash used in investing activities	(1,414)	(558)
Free Cash Flow	*(2,042)*	*(767)*
Net cash provided by financing activities	2,621	1,158
Effect of exchange rate changes on cash and cash equivalents, etc	101	(8)
Net increase in cash and cash equivalents	681	383

5. Targets (Year ending March 31, 2007)

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Year ending March 31, 2007 (C)	Year ended March 31, 2006 (D)	increase/(decrease) amount (C)-(D)	increase/(decrease) percentage
Gross profit	**8,500**	7,066	1,434	20%
Other income (expenses) :				
Selling, general and administrative expenses	**(6,150)**	(5,158)	(992)	(19%)
Interest expense, net of interest income	**(320)**	(200)	(120)	(60%)
Dividends	**130**	104	26	25%
Equity in earnings of associated companies, net	**550**	514	36	7%
Other, net	**0**	151	(151)	(100%)
Total other income (expenses)	**(5,790)**	(4,588)	(1,202)	(26%)
Income before income taxes and minority interests in earnings of subsidiaries	**2,710**	2,478	232	9%
Income taxes	**(940)**	(807)	(133)	(16%)
Income before minority interests in earnings of subsidiaries	**1,770**	1,671	99	6%
Minority interests in earnings of subsidiaries	**(70)**	(68)	(2)	(3%)
Net income	**1,700**	1,602	98	6%
Total trading transactions	**104,000**	103,363	637	1%
Basic profit (Calculation for reference)*	**1,824**	1,583	241	15%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit
- Expansion of earnings base including acquisition of TBC Corporation

Selling, general and administrative expenses
- Increase due to the expansion of business activities

Interest expanse, net of interest income
- Rise in interest rates of Yen and U.S. dollar
- Increase in interest-bearing liabilities reflecting the expansion of business base

Equity in earnings of associated companies, net
- Strong performances in J:COM, Jupiter TV and Sumisho Lease

Other, net
- Incorporated unexpected losses through the continuous replacement of assets and capital gains through value realization
- Included gains from settlements on copper trading litigation

<Assumptions for annual average>

	FY2006	FY2005 (Results)
Foreign exchange (Yen/US$) (Apr.-Mar.)	120	113.93
Crude oil <North Sea Brent> (US$/bbl) (Jan.-Dec.)	48.0	55.0
Hard coking coal (US$/MT)*	105～116	around 125
Copper (US ¢/lb)**	145	145
Interest LIBOR 6M (Yen) (Apr.-Mar.)	0.40%	0.08%
Interest LIBOR 6M (US$) (Apr.-Mar.)	5.3%	4.2%

*Market price **Hedged price

6. Notification of dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.
The annual dividend for fiscal year 2005 will be 25 yen per share (the interim dividend: 11 yen and the year-end ordinary dividend: 14 yen), which was 11 yen per share in the previous year.
Based on our new target of consolidated net income of 170 billion yen, the annual dividend is planned to be 27 yen per share (the interim dividend will be 13 yen and the year-end ordinary dividend will be 14 yen).

7. Notification of change in the number of shares in one voting unit

To expand the investors base and to further improve the liquidity of the company's shares, we resolved to change the number of shares in one voting unit from 1,000 share to 100 shares. This change will be effective from September 1, 2006.

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	Year ended Mar. 31, 2006			increase/(decrease) from Mar. 31, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Japan	218	43	261	(13)	(2)	(15)
Overseas	494	120	614	35	19	54
Total	712	163	875	22	17	39
(Profit-making company ratio)			81%			(2pt)

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen

	Year ended Mar. 31, 2006			increase/(decrease) from Mar. 31, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Japan	605	(51)	554	83	31	114
Overseas	880	(85)	794	292	(7)	285
Total	1,485	(137)	1,348	376	24	400

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen

	Year ended Mar. 31, 2006			increase/(decrease) from Mar. 31, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Metal Products	104	(8)	96	13	2	16
Transportation & Construction Systems	263	(24)	239	65	19	84
Machinery & Electric	97	(14)	83	62	(2)	60
Media, Electronics & Network	140	(5)	135	21	4	24
Chemical	64	(16)	48	20	(15)	5
Mineral Resources & Energy	229	(2)	227	71	10	82
Consumer Goods & Service	69	(22)	47	15	(9)	6
Materials & Real Estate	43	(3)	40	(3)	32	30
Financial & Logistics	51	(5)	46	13	0	12
Domestic Regional Business Units and Offices	47	(15)	32	5	(4)	1
Overseas Subsidiaries and Branches	304	(20)	284	69	(16)	53
Other	75	(4)	71	24	3	27
Total	1,485	(137)	1,348	376	24	400

(English Translation)

April 28, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka,
President and CEO
(Code No.:8053, First Section,
Tokyo Stock Exchanges,)
Contact: Mitsuru Iba, General Manager,
Corporate Communications Dept.
(Tel. No.:81-3-5166-3089)

Notice of Change in the Number of Shares in One Voting Unit

Please be advised that, Sumitomo Corporation, at the meeting of the Board of Directors held on April 28, 2006, resolved to change the number of shares in one voting unit of the Company.

1. Reason for the Change in the Number of Shares in One Voting Unit

   To expand the investors base of the Company and to further improve the liquidity of the Company's shares.

2. Details regarding the Change

   The number of shares in one voting unit shall be reduced from 1,000 shares to 100 shares.

3. Proposed Date of the Change

   September 1, 2006

   (For reference purpose only)
   As of September 1, 2006, the trading unit for the shares of the Company posted at the Tokyo Stock Exchange, the Osaka Stock Exchange, the Nagoya Stock Exchange and the Fukuoka Stock Exchange shall also be reduced from 1,000 shares to 100 shares.